U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-54035

NOTIFICATION OF LATE FILING	CUSIP NUMBER n/a

(Check One):

[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K

[X] Form 10-Q	[ ] Form N-SAR

For Period Ended: January 31, 2003
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:__________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information
Part II — Rules 12b-25(b) and (c)
Part III — Narrative
Part IV — Other Information

Part I – Registrant Information

Full Name of Registrant: MTS, Incorporated Former Name if Applicable: Address of Principal Executive Office:

2500 Del Monte West Sacramento, California 95691

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ x ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     The registrant has experienced a delay in connection with the review of its January 31, 2003 financial statements by PriceWaterhouseCoopers LLP (“PWC”). The registrant engaged PWC on January 28, 2003 as its new independent auditor. PWC is conducting its review of the registrant’s second quarter results ended January 31, 2003, as well as a review of the first quarter results ended October 31, 2002, simultaneously. Due to the timing of PWC's engagement, the registrant has experienced time difficulties in meeting the second quarter’s due date. The registrant believes that the registrant will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

James S. Bain, Executive Vice President and Chief Financial Officer (916) 373-2500

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)	[X] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[ ] Yes	[X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MTS, Incorporated

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2003	By:	/s/ James S. Bain

James S. Bain Executive Vice President and Chief Financial Officer